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EXHIBIT 99

CAUTIONARY STATEMENT

    Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA") are included in our Form 10-Q. The words or phrases "believes," "may," "will," "expects," "should," "continue," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions identify forward-looking statements in our Form 10-Q and in our future filings with the Securities and Exchange Commission, in our press releases, in our presentations to securities analysts or investors, and in oral statements made by or approved by an executive officer of Endocardial Solutions, Inc. Forward-looking statements involve risks and uncertainties that may materially and adversely affect our business, results of operation, financial condition or prospects, and may cause our actual results to differ materially from historical results or the results discussed in the forward-looking statements.

    You should consider carefully the following cautionary statements if you own our common stock or are planning to buy our common stock. We intend to take advantage of the "safe harbor" provisions of the PSLRA by providing this discussion. We are not undertaking to address or update each factor in future filings or communications regarding our business or results except to the extent required by law.

Our success depends on developing and commercializing the EnSite System

    The EnSite System is currently our only potential product, and our success depends entirely on the successful development, commercialization and market acceptance of the EnSite System. Modifications to the EnSite System may require additional clinical trials and, ultimately, United States and international regulatory approvals before they can be fully marketed in the United States and abroad. Problems in the following areas could materially impact the commercialization of the EnSite System:

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  research and development,

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  clinical testing,

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  regulatory submissions and approval,

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  product manufacturing and commercial scale-up,

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  marketing, or

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  product distribution.

    We have recently begun to generate revenue from the EnSite System. We cannot assure you that we will ever derive substantial revenues from the sale of the EnSite System.

Clinical testing of our products continues to be required

    We have conducted clinical trials on patients for ventricular tachycardia ("VT") and supraventricular tachycardia ("SVT") in the United States and in Europe, and we have at times experienced complications in our clinical trials. During the third and fourth quarters of 1998, we submitted to the United States Food and Drug Administration (the "FDA") two premarket notification applications under Section 510(k) of the Food, Drug and Cosmetic Act (the "FDC Act") containing the results of our left ventricular and right atrium multi-center clinical trials. We believe we will be required to conduct more extensive clinical testing in the United States in order to support a premarket approval ("PMA") application to the FDA for marketing approval for use of the EnSite System in the left ventricle of the heart. Patients selected for clinical trials must meet stringent guidelines to undergo testing, and we cannot assure you that patients can be enrolled in clinical trials on a timely basis.

Further, we cannot assure you that any of our products will prove to be safe and effective in clinical trials under United States or international regulatory guidelines. The clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining approvals. If the EnSite System does not prove to be safe and effective in clinical trials, our business, financial condition and results of operations would be materially and adversely affected.

Our products are subject to regulatory approval

    The manufacture and sale of medical devices, including the EnSite System, are subject to extensive regulation in the United States, principally by the FDA and corresponding state agencies, and in other countries. In the United States, our products are subject to the FDA's premarket approval requirements, which has only been satisfied for right atrial use. Securing FDA approvals requires us to submit extensive clinical data and supporting information to the FDA. During the third and fourth quarters of 1998, we submitted to the FDA two premarket notification applications under Section 510(k) of the FDC Act containing the results of our left ventricular and right atria multi-center clinical trials. The FDA has cleared the EnSite System for use in the right atrium of the heart. In March 1999, we announced that our FDA application for left ventricular use of the EnSite System will be submitted as a PMA application. However, we will not be able to complete a PMA application with the FDA to market the EnSite System for diagnosing VT in the United States until we complete more extensive clinical trials. The process of obtaining FDA and other required regulatory approvals is lengthy, expensive and uncertain.

    Sales of medical devices outside of the United States are subject to international regulatory requirements that vary from country to country, and approval for sale internationally may take more or less time than that required for FDA approval. We have obtained CE certification for the EnSite catheter and for the EnSite 3000 clinical workstation, allowing us to sell our products in member countries of the European Union. We may encounter significant costs and requests for additional information in continuing our efforts to obtain regulatory approvals in other countries, which could substantially delay or preclude us from marketing our products internationally.

    Marketing approvals, if granted, may require us to limit the indicated use of our product. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Product approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following the initial marketing. We will be required to follow FDA regulations regarding Good Manufacturing Practices and similar regulations in other countries, which include testing, control, and documentation requirements. Ongoing compliance with Good Manufacturing Practices and other applicable regulatory requirements will be monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries. If we fail to comply with applicable regulatory requirements, we could be subjected to warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant premarket approval, withdrawal of approvals and criminal prosecution.

    We cannot assure you that we will be able to obtain the necessary regulatory approvals on a timely basis or at all. Delays in receipt of or failure to receive the approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements would have a material and adverse effect on our business, financial condition and results of operations.

Treatments using the Ensite System may not be available to patients

    We have developed the EnSite System to diagnose tachycardias and assist electrophysiologists in determining treatment options. Current treatments for VT include drugs, implantable defibrillators, surgery and catheter ablation. We believe that the EnSite System will enable increased use of catheter ablation for treating complex VT. Because ablation treatment for VT is relatively new and untested, the long-term effects of ablation on patients are unknown. As a result, the long-term success of ablation therapy in treating VT will not be known for several years. Catheter ablation devices require PMA approval by the FDA, and we cannot assure you that a catheter ablation market will develop. Moreover, we cannot assure you that the EnSite System will prove useful in diagnosing VT for treatment by catheter ablation products. We are not in the process of developing a catheter for ablation treatment and are entirely dependent upon other medical device companies to develop those devices. If a market for treating VT by catheter ablation does not develop, our business, financial condition and results of operations could be materially and adversely affected.

Our products may be unable to diagnose atrial fibrillation

    In addition to assisting the diagnosis of VT, we intend to apply the EnSite System to the diagnosis of SVT, including atrial fibrillation. However, we have conducted only limited clinical studies of our technology on patients suffering from atrial fibrillation. We may be unable to successfully extend our technology to the mapping of atrial fibrillation or obtain regulatory approval to test and market any products developed using the technology to map atrial fibrillation. We have made, and expect to continue to make, research and development expenditures to extend the application of the technology to the diagnosis of atrial fibrillation. We cannot assure you that we will realize any benefit from these expenditures.

    Atrial fibrillation is a complex disease and the subject of continuing research. The therapies presently available for atrial fibrillation are in the developmental stage with no proven effectiveness. Even if we are successful in extending our technology to provide products that are capable of diagnosing atrial fibrillation, we cannot assure you that treatments for atrial fibrillation will exist that will require the diagnostic capabilities of any of our products. As a result, a commercial market may never develop for any product we develop for the diagnosis of atrial fibrillation. We have no present intention to develop any medical devices on our own for the treatment of atrial fibrillation.

Our products may not succeed in the market

    The commercial success of the EnSite System depends upon the number of diagnostic procedures performed by electrophysiologists using the system. Our system may not gain any significant degree of market acceptance among electrophysiologists, patients, health care insurers and managed care providers. Electrophysiologists and other physicians may elect not to recommend diagnostic procedures for any number of reasons, including safety and efficacy, the availability of alternative procedures and treatment options, or inadequate levels of reimbursement. Broad use of the EnSite System will require time-consuming training of electrophysiologists, which could also adversely affect market acceptance. If our products are not accepted by the market, our business, financial condition and results of operations would be materially and adversely affected.

We face significant industry competition

    The cardiac medical device market is highly competitive, and the EnSite System is a new technology that must compete with more established devices. Certain of our competitors are developing new approaches and new products for diagnosing VT and SVT, including contact mapping systems using multi-electrode basket contact catheters and single-point mapping technologies. Certain of our competitors have integrated product lines that include products for both diagnosis and ablation treatment, which may afford them opportunities for product bundling and other marketing advantages. Many of our competitors have an established presence in the field of electrophysiology and established relationships with electrophysiology labs. Many of our competitors have substantially greater financial and other resources than we do, including larger research and development staffs and more experience and capabilities in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. Some of our competitors may achieve patent protection, regulatory approval or product commercialization more quickly than us, which may decrease our ability to compete.

Our products may become obsolete if we are unable to anticipate and adapt to rapidly changing technology

    The medical device industry is subject to rapid technological innovation and, consequently, the life cycle of any particular product is short. Alternative diagnostic systems or other discoveries and developments with respect to mapping tachycardia may render our products obsolete. Furthermore, the greater financial and other resources of many of our competitors may permit them to respond more rapidly than us to technological advances. If we fail to demonstrate the safety, benefit, efficacy and cost effectiveness of our products as compared to those of our competitors, or if we fail to develop new technologies and products before our competitors, our business, financial condition and results of operations would be materially and adversely affected.

We depend on our patents and proprietary technology, which we may not be able to protect

    Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing the intellectual property rights of others. The patent positions of medical device companies are uncertain and involve complex and evolving legal and factual questions. We cannot assure you that any of our pending or future patent applications will result in issued patents, that any current or future patents will not be challenged, invalidated or circumvented, that the scope of any of our patents will exclude competitors or that the patent rights granted to us will provide us any competitive advantage. We may discover that our technology infringes patents or other rights owned by others, and we cannot be certain that we were the first to make the inventions covered by each of our issued patents and our pending patent applications, or that we were the first to file patent applications for such inventions. In addition, we cannot assure you that our competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent, as do the laws of the United States.

    In addition to patents, we rely on trade secrets and proprietary knowledge that we seek to protect, in part, through confidentiality agreements with employees, consultants and others. We cannot assure you that our proprietary information or confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.

We may face intellectual property infringement claims, which would be costly to resolve

    There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and our competitors may resort to intellectual property litigation as a means of competition. Intellectual property litigation is complex and expensive and the outcome is difficult to predict. We cannot assure you that we will not become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions. Litigation or regulatory proceedings may also be necessary to enforce our patent or other intellectual property rights. We may not always have the financial resources to assert patent infringement suits or to defend ourselves from claims. An adverse result in any litigation could subject us to liabilities to, or require us to seek licenses from or pay royalties to, others that may be substantial. Furthermore, we cannot assure you that the necessary licenses would be available to us on satisfactory terms, if at all.

We have limited manufacturing experience

    We have limited experience in manufacturing the EnSite catheter and the patient interface unit of the EnSite System in the volumes that will be necessary for us to achieve significant commercial sales, and we cannot assure you that reliable, high-volume manufacturing capacity can be established or maintained at commercially reasonable costs. We may need to expend significant capital resources and develop the necessary expertise to establish large-scale manufacturing capabilities. We may encounter the following difficulties in scaling up production of our products:

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  problems involving production yields,

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  quality control and assurance,

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  component supply shortages,

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  shortages of qualified personnel,

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  compliance with FDA and foreign regulations, or

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  the need for further FDA or foreign regulatory approval of new manufacturing processes.

    Our manufacturing facilities will be periodically inspected by United States and foreign regulatory authorities. In order to manufacture products for sale in the United States, our operations must undergo "Good Manufacturing Practices" compliance inspections conducted by the FDA. We passed an inspection of our facility and manufacturing processes by the FDA in the third quarter 1999. We will also be required to comply with ISO 9001 and CE Mark standards in order to sell our products in Europe. We received ISO 9001 certification for our catheter and quality system in August 1997 and ISO 9001 certification for the clinical workstation in November 1998. We received a CE Mark for each of the EnSite catheter and the clinical workstation in the first quarter of 1998. If we fail to comply with Good Manufacturing Practices or ISO 9001 and CE Mark standards in future audits, we may be required to modify our manufacturing policies and procedures. In addition, we may be required to stop all or part of our operations until we can demonstrate that appropriate steps have been taken to comply with the regulations.

We depend on a few suppliers for key components of our products

    We purchase raw materials and certain key components of our products, including the computer workstation and certain components for our catheter, from one or a few suppliers. For certain of these components, there are relatively few alternative sources of supply. We currently have no agreements that would assure delivery of raw materials and components from alternate suppliers. Establishing additional or replacement suppliers for any of the components used in our products, if required, may not be accomplished quickly and could involve significant additional costs. If our suppliers are unable to provide an adequate supply of components in a timely manner, or if we are unable to locate qualified alternate suppliers for materials and components at a reasonable cost, our business, financial condition and results of operations could be materially and adversely affected.

We have limited commercial sales and marketing experience

    We have limited experience marketing the EnSite System. We cannot assure you that we will be able to maintain a suitable sales force or enter into or maintain satisfactory marketing arrangements with others. Our sales and marketing efforts may not be successful.

We will need to carefully manage our expanding operations

    In order to achieve increased sales levels, complete clinical trials, prepare additional products for clinical trials, and develop future products, we believe that we will be required to expand our operations, particularly in the areas of research and development, manufacturing, quality assurance and sales and marketing. As we expand our operations in these areas, the expansion will likely result in new and increased responsibilities for management. To accommodate any growth and compete effectively, we must implement and improve our information systems, procedures, and controls, and expand, train, motivate and manage our work force. Our future success will depend significantly on the ability of our current and future management to operate effectively. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our future operations.

International operations will expose us to additional risks

    We plan to market the EnSite System through distributors in international markets, once we receive the required foreign regulatory approvals. We have entered into a distribution agreement granting Medtronic exclusive distribution rights for our products in Canada, Europe and Japan and certain rights for distribution in other regions outside of the United States. In the first quarter of 1998, a CE Mark for each of the EnSite catheter and the clinical workstation, allowing us to begin selling our products in member countries of the European Union. We have distribution arrangements with five distributors in other international markets, and currently retain all distribution rights in the United States. We cannot assure you that international distributors for our products will devote adequate resources to selling our products.

    Changes in overseas economic conditions, currency exchange rates, foreign tax laws or tariffs or other trade regulations could materially and adversely affect on our ability to market our products internationally. Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which we operate or our products are sold. We may depend on foreign distributors and agents for compliance and adherence to foreign laws and regulations.

Our success may depend on achieving adequate levels of third-party reimbursement

    Sales of our products will depend largely on the availability of adequate reimbursement for tachycardia diagnostic procedures from third-party payers, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. In the United States, our products, if and when approved for commercial sale, would be purchased primarily by health care providers such as doctors and hospitals who will then seek to be reimbursed for the health care services provided to their patients. Third-party payers are increasingly challenging the pricing of medical products and procedures they consider unnecessary, inappropriate, not cost-effective, experimental or used for a non-approved indication. Even if a procedure is eligible for reimbursement, the level of reimbursement may not be adequate to enable us to achieve or maintain market acceptance of our products or maintain price levels that exceed our costs of developing and manufacturing our products.

    The EnSite catheter is being sold at a premium compared to existing single point catheters used in current diagnostic or mapping procedures. In addition, an initial capital outlay will be required for the EnSite clinical workstation. Assuming no increase in the level of reimbursement for cardiovascular procedures utilizing our products, we will be required to justify the relative increased cost of using the EnSite System. This will require us to demonstrate the enhanced benefits of the EnSite System to health care providers and payers in terms of such factors as enhanced patient procedural efficiencies, reduced radiation exposure and improved patient outcomes. This may require us to conduct post-marketing clinical studies, which may be costly, lengthy, and may not provide the cost justification results we are seeking. Without adequate support from third-party payers, the market for our products may be severely limited.

    Capital costs for medical equipment purchased by hospitals are currently reimbursed under Medicare separately from medical procedure payments. Recent federal Medicare legislation has called for these capital costs to be reimbursed on a prospective payment system. During a transition period due to end in 2000, each hospital's capital expenditures will be based in part on its own historical capital costs and in part on the prospective payment system. There can be no assurance that the movement to a prospective payment system will not cause hospitals to reduce their expenditure payments for equipment such as the EnSite clinical workstation.

    Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on us. Reforms may include mandated basic health care benefits, limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, greater reliance on prospective payment systems, the creation of large insurance purchasing groups and fundamental changes to the health care delivery system. We anticipate that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies. We cannot predict whether any reform proposals will be adopted or what impact they may have on us.

    Reimbursement systems in international markets vary significantly by country and by region within some countries. Many international markets have government managed health care systems that control reimbursement for new devices and procedures. In most international markets, there are private insurance systems as well as government managed systems. We cannot assure you that reimbursement for our products will be available in international markets under either government or private reimbursement systems.

Our products may expose us to costly litigation

    We may be exposed to product liability claims if a patient is adversely affected by our products. We currently carry product liability insurance covering our clinical trial operations with an aggregate limit of $5 million. We cannot assure you that our existing insurance coverage limits are adequate to cover any liabilities we might incur in connection with the distribution of our products. Although we obtained product liability insurance coverage in connection with the commercialization of the EnSite System, insurance may not continue to be available on commercially reasonable terms. In addition, insurance might not adequately cover any product liability claim.

We have a history of operating losses and expect future losses

    We have generated limited revenue and have sustained significant operating losses each year since our inception. We expect our losses to continue at least through first quarter of 2002. We may never generate substantial operating revenues or achieve profitability. Our ability to generate revenues from operations and make a profit depends upon successful development, regulatory approval, manufacturing and commercialization of the EnSite System and our successful transition from a research and development company to a manufacturing and sales company.

We may be unable to meet our future capital requirements

    We may require substantial funds to meet our working capital requirements for sales and marketing, continued research and development, testing, regulatory approval and manufacturing of our EnSite System. In order to meet our funding needs, we may be required to raise additional funds through public or private financing, including the sale of equity or debt. Any additional equity financing may dilute current stockholders, and debt financing, if available, may involve restrictive covenants. Adequate funds for our operations, whether from financial markets or from other sources, may not be available when needed on attractive terms, if at all. Insufficient funds may require us to delay, scale back or eliminate some or all of our plans for growth.

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CAUTIONARY STATEMENT